 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated July 1, 2019, announcing that the Company has purchased a total of 1,155,024 of its own shares on the NYSE and on Euronext Brussels.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: July 1, 2019

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 1 July 2019 – 05.45 p.m. CET _________________________________

SHARE BUYBACK

ANTWERP, Belgium, 1 July 2019 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) today announces that the Company has purchased on NYSE and on Euronext Brussels a total of 1,155,024 of its own shares for an aggregate price of EUR 9,158,143.

Following these transactions, the Company now owns 4,525,568 shares (2.06% of the total outstanding share count).

The company will monitor market conditions to decide to continue buying back shares, taking into account a variety of factors, including regulatory or legal requirements and other corporate considerations.

The board and management firmly believe this affirmative action creates long term value for all stakeholders given the significant disconnect between equity and net asset values at present and reflects the strength of Euronav’s balance sheet and the confidence of board and management in the long term value in the company’s shares.

Shares repurchased on Euronext Brussels

Transaction date	Quantity	Average price	Lowest price	Highest price	Total price
20 June 2019	55,000	EUR 7.8017	EUR 7.590	EUR 7.870	EUR 429,091.36
21 June 2019	25,000	EUR 7.9263	EUR 7.880	EUR 7.950	EUR 198,156.65
24 June 2019	50,000	EUR 7.8901	EUR 7.865	EUR 7.935	EUR 394,505.00
25 June 2019	80,000	EUR 7.8671	EUR 7.835	EUR 7.935	EUR 629,365.04
26 June 2019	50,000	EUR 7.9159	EUR 7.835	EUR 7.980	EUR 395,795.00
27 June 2019	2,000	EUR 7.9856	EUR 7.960	EUR 7.990	EUR 15,971.20
28 June 2019	26,000	EUR 8.2048	EUR 8.170	EUR 8.225	EUR 213,324.90

Block trade

Transaction date	Time	Quantity	Price	Total price
21 June 2019	03:18 p.m. CET	45,000	EUR 7.9350	EUR 357,075.00

PRESS RELEASE Regulated information 1 July 2019 – 05.45 p.m. CET _________________________________

Shares repurchased on NYSE

Transaction date	Quantity	Average price	Lowest price	Highest price	Total price
19 June 2019	103,736	USD 8.4317	USD 8.410	USD 8.470	USD 847,670.83
20 June 2019	103,736	USD 8.8982	USD 8.810	USD 8.980	USD 923,063.68
21 June 2019	103,736	USD 8.9777	USD 8.920	USD 9.000	USD 931,310.69
24 June 2019	104,584	USD 8.9484	USD 8.900	USD 9.000	USD 935,859.47
25 June 2019	102,770	USD 8.9394	USD 8.900	USD 9.000	USD 918,599.37
26 June 2019	104,584	USD 9.0659	USD 9.000	USD 9.150	USD 948,148.09
27 June 2019	94,295	USD 9.2364	USD 9.190	USD 9.250	USD 870,946.34
28 June 2019	104,583	USD 9.3930	USD 9.310	USD 9.470	USD 983,348.12

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Contact:
Brian Gallagher – Head of IR & ExCo member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of Half Year 2019 results:  8th August 2019

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 ULCCs, 43 VLCCs, 26 Suezmaxes, 2 Panamaxes and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Regulated information 1 July 2019 – 05.45 p.m. CET _________________________________

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.